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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16 )*

Drew Industries Incorporated
(Name of Issuer)

Common Stock, par value $0.01 per share**
(Title of Class of Securities)

26168L 205
(CUSIP Number)

Leigh J. Abrams, 200 Mamaroneck Avenue, White Plains, N.Y. 10601
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 2,920,640 shares, which constitute approximately 13.5% of the total number of shares outstanding. All ownership percentages assume that there are 21,593,868 shares outstanding, including 176,400 shares subject to presently exercisable options and options which become exercisable within 60 days, held by the Reporting Persons.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 2 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Leigh J. Abrams

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Leigh J. Abrams is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 247,616(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 247,616(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 253,612 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|X|

13.	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 3 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

(1)

Includes 6,004 Shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his child, over which shares Mr. Abrams has sole voting and investment power. Mr. Abrams disclaims any beneficial interest in the shares held by him as Custodian. Excludes 30,000 shares subject to an option at $12.78 per share, and 25,000 shares subject to an option at $28.33 per share.

(2)

Excludes 6,004 shares held by Mr. Abrams as Custodian under the New York Uniform Gifts to Minors Act for the benefit of his child. Includes 12,000 shares subject to an option at $12.78 per share which is presently exercisable. Excludes 18,000 shares subject to an option at $12.78 per share, and 25,000 shares subject to an option at $28.33 per share, which are not exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 4 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward W. Rose, III

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Edward W. Rose, III is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,622,960 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 1,622,960 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,960 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 5 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

(1)

Includes 96,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Excludes shares subject to options for (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $4.602 per share, (iii) 10,000 shares at $2.8395 per share, (iv) 10,000 shares at $4.625 per share, (v) 10,000 shares at $7.875 per share, and (vi) 10,000 shares at $16.15 per share. Excludes deferred stock units for 22,752 shares of Stock.

2)

Includes 96,000 shares held by Cardinal Investment Company, Inc. Profit Sharing Plan, of which Mr. Rose is Trustee. Includes shares subject to options for (i) 10,000 shares at $13.80 per share, (ii) 10,000 shares at $4.602 per share, (iii) 10,000 shares at $2.8395 per share, (iv) 10,000 shares at $4.625 per share, (v) 10,000 shares at $7.875 per share, and (vi) 10,000 shares at $16.15 per share all of which are exercisable within 60 days. Excludes deferred stock units for 22,752 shares of Stock.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 6 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David L. Webster

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization David L. Webster is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 215,680 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 215,680 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,680 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 7 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 30,000 shares subject to an option at $12.78 per share and 25,000 shares subject to an option at $28.33 per share.

(2)

Includes 12,000 shares subject to an option at $12.78 per share, which are presently exercisable. Excludes 18,000 shares subject to an option at $12.78 per share, and 25,000 shares subject to an option at $28.33 per share, which are not exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 8 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Domenic D. Gattuso

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Domenic D. Gattuso is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 9,884 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 9,884 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,884 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 9 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 4,000 shares subject to an option at $4.55 per share, 10,000 shares subject to an option at $12.78 per share, and 10,000 shares subject to an option at $28.33 per share.

(2)

Includes 4,000 shares subject to an option at $12.78 per share, and 2,000 shares subject to an option at $4.55 per share, which are presently exercisable. Excludes 2,000 shares subject to an option at $4.55 per share, 6,000 shares subject to an option at $12.78 per share, and 10,000 subject to an option at $28.33 per share, none of which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 10 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James F. Gero

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization James F. Gero is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 237,120 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 237,120 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 277,120 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 11 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

(1)

Includes 237,120 shares held jointly with Catherine A. Gero. Excludes shares subject to options for (i) 10,000 shares at $4.625 per share, (ii) 10,000 shares at $7.875 per share, (iii) 10,000 shares at $13.80 per share and (iv) 10,000 shares at $16.15 per share. Also excludes deferred stock units for 15,498 shares of Stock.

(2)

Includes 237,120 shares held jointly with Catherine A. Gero. Includes shares subject to options for (i) 10,000 shares at $4.625 per share, (ii) 10,000 shares at $7.875 per share, (iii) 10,000 shares at $13.80 per share, and (iv) 10,000 shares at $16.15 per share, all of which are exercisable within 60 days. Excludes deferred stock units for 15,498 shares of Stock.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 12 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Catherine A. Gero

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Catherine A. Gero is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 237,120 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 237,120 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 237,120 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 13 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Includes 237,120 shares held jointly with James F. Gero.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 14 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). John F. Cupak

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization John F. Cupak is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 8,660 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 8,660 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,860 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 15 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 20,000 shares subject to an option at $4.55 per share, 18,000 shares subject to an option at $12.78 per share, and 10,000 shares subject to an option at $28.33 per share.

(2)

Includes 16,000 shares subject to an option at $4.55 per share, and 7,200 shares subject to an option at $12.78 per share, which are presently exercisable. Excludes 4,000 shares subject to an option at $4.55 per share, and 10,800 shares subject to an option at $12.78 per share, and 10,000 shares subject to an option at $28.33 per share, none of which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 16 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fredric M. Zinn

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Fredric M. Zinn is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 69,680

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 69,680

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,880

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 17 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

(1)	Excludes 16,000 shares subject to an option at $4.55 per share, and 30,000 shares subject to an option at $12.78 per share and 20,000 shares subject to an option at $28.33 per share.

(2)

Includes 11,200 shares subject to an option at $4.55 per share, and 12,000 shares subject to an option at $12.78 per share, which are presently exercisable. Excludes 4,800 shares subject to an option at $4.55 per share, and 18,000 shares subject to an option at $12.78 per share, and 20,000 shares subject to an option at $28.33 per share, none of which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 18 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cardinal Investment Company Profit Sharing Plan (1)

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Cardinal Investment Company, Inc. Profit Sharing Plan is a plan organized under the laws of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 96,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 96,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 19 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

Edward W. Rose is the trustee of Cardinal Investment Company, Inc. Profit Sharing Plan.

SCHEDULE 13D

CUSIP No. 26168L 205	Page 20 of 32 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lela Helen Rose

2.	Check the Appropriate Box if a Member of a Group *	(a) |_| (b) |X|

3.	SEC Use Only

4.	Source of Funds * OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6.	Citizenship or Place of Organization Lela Rose is a citizen of the United States.

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 85,800

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 85,800

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares *	|_|

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person * IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 26168L 205	13D	Page 21 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

         Pursuant to Rule 13-d-2 of Regulation 13D of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Act”), each of the following persons hereby amends the Schedule 13D Statement dated May 25, 1989 relating to the Common Stock, par value $.01 per share (the “Stock”), Amendment No. 1 thereto dated May 16, 1990, Amendment No. 2 thereto dated July 5, 1990, Amendment No. 3 thereto dated October 30, 1990, Amendment No. 4 thereto dated March 11, 1991, Amendment No. 5 thereto dated August 28, 1991, Amendment No. 6 thereto dated March 12, 1993, Amendment No. 7 thereto dated September 19, 1994, Amendment No. 8 thereto dated February 17, 1995, Amendment No. 9 thereto dated July 18, 1996, Amendment No. 10 thereto dated March 7, 1997, Amendment No. 11 thereto dated June 1, 1999, Amendment No. 12 thereto dated November 21, 2000, Amendment No. 13 thereto dated September 16, 2003, Amendment No. 14 thereto dated March 31, 2004 and Amendment No. 15 thereto dated May 31, 2005: Leigh J. Abrams (“LJA”), Edward W. Rose, III (“EWR”), Evelyn D. Potter Rose (“EPR”), Cardinal Investment Company, Inc. Profit Sharing Plan (“CICPS”), Fredric M. Zinn (“FMZ”), David L. Webster (“DLW”), Domenic D. Gattuso (“DDG”), James F. Gero (“JFG”), Catherine A. Gero, (“CAG”), Larry Schoenbrun as Trustee of the Evelyn Potter Rose 1990 Irrevocable trust (“LST”), John F. Cupak (“JFC”), William Edward Rose (“WER”), Lela Helen Rose (“LHR”), and Cardinal Partners, L.P. (“CPLP”) which persons are sometimes referred to herein as the “Reporting Persons”. The Reporting Persons are filing this single joint amendment because they may be deemed to constitute a “group” within the meaning of Section 13d-3 of the Act, although membership in a “group” is disclaimed and neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a “group” exists. Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Schedule 13D.

CUSIP No. 26168L 205	13D	Page 22 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

Item 1. Security and Issuer

No Material Change

Item 2. Identity and Background

No Change

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby partially amended by substituting the following information for the information relating to EWR, LJA, FMZ, LHR and JFG:

         EWR expended an aggregate of $1,145,954 for the shares owned by him exclusive of (i) shares subject to options and (ii) shares held as Trustee for CICPS.

         LJA expended an aggregate of $216,754 for the shares owned by him, exclusive of shares subject to options.

         FMZ expended $58,096 for the shares owned by him, exclusive of shares subject to options.

         LHR expended $56,554 for the shares owned by her.

         JFG expended $730,553 for the shares owned by him, exclusive of shares subject to options.

CUSIP No. 26168L 205	13D	Page 23 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

Item 4. Purpose of Transaction

                   No material change.

Item 5. Interest in Securities of the Issuer

                   Paragraph (a) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, DLW, DDG, JFG, JFC, FMZ, CICPS and LHR.

         Because of LJA’s sole ownership of 253,612 shares including 12,000 shares pursuant to options exercisable within 60 days, but excluding 6,004 shares held by Mr. Abrams as custodian under the New York Uniform Gift to Minors Act for the benefit of his child, the aggregate number of shares of Stock owned beneficially by LJA pursuant to Rule 13d-3 is 253,612, constituting approximately 1.2% of the outstanding shares of Stock.

         Because of (i) EWR’s sole ownership of 1,586,960 shares including 60,000 shares pursuant to options exercisable within 60 days, and (ii) his sole voting and dispositive power as Trustee over the 96,000 shares owned by CICPS, the aggregate number of shares of Stock owned beneficially by EWR pursuant to Rule 13d-3 is 1,682,960, constituting approximately 7.8% of the outstanding shares of Stock.

CUSIP No. 26168L 205	13D	Page 24 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

         Because of DLW’s sole ownership of 227,680 shares, including 12,000 shares pursuant to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by DLW pursuant to Rule 13-d-3 is 227,680 constituting approximately 1.1% of the outstanding shares of the Stock.

         Because of DDG’s sole ownership of 15,884 shares, including 6,000 shares pursuant to option exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by DDG pursuant to Rule 13-d-3 is 15,884 constituting 0.1% of the outstanding shares of the Stock.

         Because of JFG’s sole ownership of options exercisable within 60 days to purchase of 40,000 shares of Stock, and the 237,120 shares JFG jointly owns with CAG, the aggregate number of shares of Stock owned by him pursuant to Rule 13d-3 is 277,120 shares, constituting approximately 1.3% of the outstanding shares of the Stock.

         Because of JFC’s sole ownership of 31,860 shares including 23,200 shares pursuant to options exercisable within 60 days, the aggregate number of shares of Stock owned beneficially by JFC pursuant to Rule 13d-3 is 31,860 constituting approximately 0.1% of the outstanding shares of the Stock.

CUSIP No. 26168L 205	13D	Page 25 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

         Because of FMZ’s sole ownership of 92,880 shares, including 23,200 shares pursuant to options exercisable within 60 days, the aggregate number of shares of the Stock owned beneficially by FMZ pursuant to Rule 13-d-3 is 92,880 constituting approximately 0.4% of the outstanding shares of the Stock.

         The aggregate number of shares of Stock owned by CICPS pursuant to Rule 13d-3 is 96,000 constituting 0.4% of the outstanding shares of the Stock.

         The aggregate number of shares of Stock owned by LHR pursuant to Rule 13d-3 is 85,800, constituting approximately 0.4% of the outstanding shares of Stock.

         Paragraph (b) of Item 5 is hereby partially amended by substituting the following information for the information relating to LJA, EWR, DLW, DDG, JFG, JFC, FMZ, CICPS and LHR.

         LJA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 247,616 shares of Stock, excluding 12,000 shares subject to options which are exercisable within 60 days.

         EWR has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,622,960 shares of Stock, excluding 60,000 shares subject to options which are exercisable within 60 days.

         DLW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 215,680 shares of Stock, excluding 12,000 shares subject to options which are exercisable within 60 days.

CUSIP No. 26168L 205	13D	Page 26 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

         DDG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,884 shares of Stock, excluding 6,000 shares subject to options which are exercisable within 60 days.

         JFG has no sole power to vote or to direct the vote, or to dispose or to direct the disposition of any shares of Stock, excluding 40,000 shares subject to options which are exercisable within 60 days, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 237,120 shares of Stock.

         JFC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 8,660 shares of Stock, excluding 23,200 shares subject to options which are exercisable within 60 days.

         FMZ has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 69,680 shares of Stock, excluding 23,200 shares subject to options which are exercisable within 60 days.

         CICPS has the sole power to vote or to direct the vote and to dispose or direct the disposition of 96,000 shares of Stock.

         LHR has the sole power to vote or to direct the vote and to dispose or direct the disposition of 85,800 shares of Stock.

CUSIP No. 26168L 205	13D	Page 27 of 32 Pages

ATTACHMENT TO SCHEDULE 13d

         Paragraph (c) of Item 5 is hereby amended by adding at the end thereof the following:

         Since May 31, 2005 the following transactions in shares of the Stock were affected by the Reporting Persons:

         On June 30, 2005 EWR received deferred stock units for 583 shares of Stock.

         On June 30, 2005 JFG received deferred stock units for 584 shares of Stock.

         On September 30, 2005 EWR received deferred stock units for 449 of Stock.

         On September 30, 2005 JFG received deferred stock units for 519 shares of Stock.

         On September 30, 2005 JFG exercised an option for 10,000 shares of Stock, at an option price of $4.602 per share.

         On September 30, 2005 JFG exercised an option for 10,000 shares of Stock, at an exercise price of $2.8395 per share.

         On November 7, 2005 EWR donated 150,000 shares of Stock.

         On November 15, 2005 LJA was granted an option for 25,000 shares of Stock, at an option price of $28.33 per share.

         On November 15, 2005 EWR sold 11,200 shares of Stock at a price of $28.6000 per share, in third market block transactions.

         On November 15, 2005 DLW was granted an option for 25,000 shares of Stock, at an option price of $28.33 per share.

         On November 15, 2005 LHR sold 28,600 shares of Stock at a price of $28.7851 per share, in third market block transactions.

         On November 15, 2005 JFG sold 11,200 shares of Stock at a price of $28.6000 per share, in third market block transactions.

         On November 15, 2005 FMZ was granted an option for 20,000 shares of Stock, at the option price of $28.33 per share.

CUSIP No. 26168L 205	13D	Page 28 of 32 Pages

ATTACHMENT TO SCHEDULE 13d

         On November 15, 2005 JFC was granted an option for 10,000 shares of Stock, at the option price of $28.33 per share.

         On November 15, 2005 DDG was granted an option for 12,000 shares of Stock, at an option price of $28.33 per share.

         On November 17, 2005 LJA exercised an option for 10,700 shares of Stock, at an option price of $4.656 per share.

         On November 17, 2005 LJA sold 10,700 shares of Stock at a price of $28.0001 per share, in third market block transactions.

         On November 17, 2005 DLW exercised an option for 10,800 shares of Stock, at an option price of $4.656 per share.

         On November 17, 2005 DLW sold 10,800 shares of Stock at a price of $28.0001 per share, in third market block transactions.

         On November 18, 2005 LJA exercised an option for 21,700 shares of Stock, at an option price of $4.656 per share.

         On November 18, 2005 LJA sold 21,700 shares of Stock at a price of $28.0053 per share, in third market block transactions.

         On November 18, 2005 DLW exercised an option for 21,600 shares of Stock, at an option price of $4.656 per share.

         On November 18, 2005 DLW sold 21,600 shares of Stock at a price of $28.0038 per share, in third market block transactions.

         On November 18, 2005 LJA exercised an option for 24,500 shares of Stock, at an option price of $4.656 per share.

         On November 21, 2005 LJA sold 24,500 shares of Stock at a price of $28.0034 per share, in third market block transactions.

         On November 21, 2005 EWR sold 57,700 shares of Stock at a price of $28.2486 per share, in third market block transactions.

         On November 21, 2005 DLW exercised an option for 24,400 shares of Stock, at an option price of $4.656 per share.

CUSIP No. 26168L 205	13D	Page 29 of 32 Pages

ATTACHMENT TO SCHEDULE 13d

         On November 21, 2005 DLW sold 24,400 shares of Stock at a price of $28.0027 per share, in third market block transactions.

         On November 22, 2005 LJA exercised an option for 43,100 shares of Stock, at an option price of $4.656 per share.

         On November 22, 2005 LJA sold 43,100 shares of Stock at a price of $28.0011 per share, in third market block transactions.

         On November 22, 2005 EWR sold 242,300 shares of Stock at a price of $28.4109 per share, in third market block transactions.

         On November 22, 2005 DLW exercised an option for 43,200 shares of Stock, at an option price of $4.656 per share.

         On November 22, 2005 DLW sold 43,200 shares of Stock at a price of $28.0012 per share, in third market block transactions.

         On November 29, 2005 CICPS sold 120,000 shares of Stock at a price of $29.3973 per share, in third market block transactions.

         On November 30, 2005 FMZ exercised an option for 8,000 shares of Stock, at an option price of $4.550 per share.

         On November 30, 2005 FMZ sold 8,000 shares of Stock at a price of $29.262 per share, in the open market.

         On November 30, 2005 FMZ donated 200 shares of Stock.

CUSIP No. 26168L 205	13D	Page 30 of 32 Pages

ATTACHMENT TO SCHEDULE 13d

Item 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   No Significant change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

                   No significant change.

CUSIP No. 26168L 205	13D	Page 31 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

                   After reasonable inquiry and to the best of knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: November 30, 2005

/s/ Leigh J. Abrams
———————————————————
Leigh J. Abrams, on his own behalf, and
as Attorney-in-fact for:
          Edward W. Rose, III(1)
          Evelyn D. Potter Rose(1)
          Cardinal Investment Company, Inc.
              Profit Sharing Plan(1)
          Fredric M. Zinn(2)
          David L. Webster(2)
          Domenic D. Gattuso(2)
          James F. Gero(2)
          Larry Schoenbrun(4)
          John F. Cupak(4)
          William Edward Rose(5)
          Lela Helen Rose(3)
Cardinal Partners L.P.(5)

         (1) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

         (2) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

         (3) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

         (4) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 3D dated July 18, 1996, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

         (5) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

CUSIP No. 26168L 205	13D	Page 32 of 32 Pages

ATTACHMENT TO SCHEDULE 13D

Exhibit E

                   Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities as set forth herein below.

Dated: November 30, 2005

/s/ Leigh J. Abrams
———————————————————
Leigh J. Abrams, on his own behalf, and as
Attorney-in-fact for:
          Edward W. Rose, III(1)
          Evelyn D. Potter Rose(1)
          Cardinal Investment Company, Inc.
              Profit Sharing Plan(1)
          Fredric M. Zinn(2)
          David L. Webster(2)
          Domenic D. Gattuso(2)
          James F. Gero(3)
          Larry Schoenbrun(4)
          John F. Cupak(4)
          William Edward Rose(5)
          Lela Helen Rose(5)
Cardinal Partners L.P.(5)

         (1) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-1 through B-25 of Amendment No. 1 to the Statement on Schedule 13D dated May 16, 1990 relating to the Common Stock, par value $.01 per share, of Drew Industries Incorporated.

         (2) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-26 through B-34 of Amendment No. 5 to the Statement on Schedule 13D dated August 28, 1991 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

         (3) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-38 through B-40 of Amendment No. 6 to the Statement on Schedule 13D dated September 19, 1994 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

         (4) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-51 through B-59 of Amendment No. 9 to the Statement on Schedule 13D dated July 18, 1996 relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.

         (5) The Powers of Attorney authorizing Leigh J. Abrams to act on behalf of such persons are incorporated by reference to Exhibits B-60 through B-62 of Amendment No. 11 to the Statement on Schedule 13D dated June 1, 1999, relating to Common Stock, par value $.01 per share, of Drew Industries Incorporated.